Exhibit 99.1

H World Group Limited Announces Cash Dividend

SHANGHAI, China, November 29, 2023 (GLOBE NEWSWIRE) -- H World Group Limited (NASDAQ: HTHT and HKEX: 1179) (“H World” or the “Company”), a leading and fast-growing hotel group, today announced that its board of directors (the “Board”) has approved the declaration and payment of a cash dividend (the “Cash Dividend”) of US$0.093 per ordinary share, or US$0.93 per American Depositary Share (the “ADS”). The Cash Dividend is comprised of two tranches, including (i) an ordinary dividend of US$0.062 per ordinary share, or US$0.62 per ADS and (ii) a special dividend of US$0.031 per ordinary share, or US$0.31 per ADS. The Company considers to declare an ordinary dividend every year up to 45% of its net income.

Holders of the Company’s ordinary shares or ADSs as of the close of business on December 21, 2023 will be entitled to receive the Cash Dividend. Dividends to holders of the Company’s ordinary shares are expected to be distributed on or about January 10, 2024. Citibank, N.A. (“Citi”), depositary bank for the Company’s ADS program, expects to pay out dividends to ADS holders on or about January 17, 2024. Dividends to be paid to the Company’s ADS holders through Citi will be subject to the terms of the deposit agreement by and among the Company and Citi, and the holders and beneficial owners of ADS issued thereunder, including the fees and expenses payable thereunder.

The aggregate amount of the Cash Dividend to be paid is approximately US$300 million, including (i) an ordinary dividend in the amount of approximately US$200 million; and (ii) a special dividend in the amount of approximately US$100 million.

As of September 30, 2023, the Company had a total balance of cash and cash equivalents of RMB5.8 billion (US$790 million) and restricted cash of RMB529 million (US$73 million).

About H World Group Limited

Originated in China, H World Group Limited is a key player in the global hotel industry. As of September 30, 2023, H World operated 9,157 hotels with 885,756 rooms in operation in 18 countries. H World’s brands include Hi Inn, Elan Hotel, HanTing Hotel, JI Hotel, Starway Hotel, Orange Hotel, Crystal Orange Hotel, Manxin Hotel, Madison Hotel, Joya Hotel, Blossom House, Ni Hao Hotel, CitiGO Hotel, Steigenberger Hotels & Resorts, MAXX, Jaz in the City, IntercityHotel, Zleep Hotels, Steigenberger Icon and Song Hotels. In addition, H World also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in the pan-China region.

H World’s business includes leased and owned, manachised and franchised models. Under the lease and ownership model, H World directly operates hotels typically located on leased or owned properties. Under the manachise model, H World manages manachised hotels through the on-site hotel managers that H World appoints, and H World collects fees from franchisees. Under the franchise model, H World provides training, reservations and support services to the franchised hotels, and collects fees from franchisees but does not appoint on-site hotel managers. H World applies a consistent standard and platform across all of its hotels. As of September 30, 2023, H World operates 12 percent of its hotel rooms under lease and ownership model, and 88 percent under manachise and franchise model.

For more information, please visit H World’s website: https://ir.hworld.com.

Safe Harbor Statement Under the U.S. Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; economic conditions; the regulatory environment; our ability to attract and retain customers and leverage our brands; trends and competition in the lodging industry; the expected growth of demand for lodging; and other factors and risks detailed in our filings with the U.S. Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.

H World undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Contact Information

Investor Relations

Tel: +86 (21) 6195 9561

Email: ir@hworld.com

https://ir.hworld.com

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